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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on April 12, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HERITAGE PROPERTY INVESTMENT TRUST, INC.
(Exact name of registrant as specified in its charter)

04-3474810
(I.R.S. Employer Identification Number)

131 Dartmouth Street
Boston, Massachusetts 02116
(617) 247-2200

(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Copy to:
Thomas C. Prendergast President and Chief Executive Officer Heritage Property Investment Trust, Inc. 131 Dartmouth Street Boston, MA 02116 (617) 247-2200	Stephen H. Faberman, Esq. Vice President, Corporate Counsel Heritage Property Investment Trust, Inc. 131 Dartmouth Street Boston, MA 02116 (617) 247-2200
(Address, including zip code and telephone number, including area code of agent for service of process)

Approximate date of commencement of proposed sale of the securities to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Common Stock, $0.001 par value per share	19,563,558	$29.80	$582,994,028	$68,618.40

(1)
Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low sales prices of the Registrant's Common Stock as reported on the New York Stock Exchange on April 8, 2005.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. The securities covered by this prospectus may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated April 12, 2005

Prospectus

Heritage Property Investment Trust, Inc.

19,563,558 Shares

Common Stock

        We are a fully integrated, self-administered and self-managed real estate investment trust, or "REIT," and one of the nation's largest owners of neighborhood and community shopping centers. We acquire, own, manage, lease and redevelop primarily grocer-anchored neighborhood and community shopping centers in the Eastern, Midwestern and Southwestern United States.

        This prospectus relates to the offering from time to time of up to 19,563,558 shares of common stock by Net Realty Holding Trust, our largest stockholder. In connection with our formation in July 1999, Net Realty Holding Trust contributed real estate to our company in exchange for unregistered shares of our stock. In connection with the issuance of these shares, we also granted to Net Realty Holding Trust contractual registration rights that obligate us to register these shares for resale. We are registering these shares for offer and sale as required under the terms of our stockholders agreement with Net Realty Holding Trust. Our registration of the offered shares does not mean that Net Realty Holding Trust will offer or sell any of the shares. We will not receive any proceeds from the sale of the shares.

        Net Realty Holding Trust may sell shares to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be set forth in a prospectus supplement.

        Investing in our securities involves risks. You should carefully read the risk factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, which is incorporated herein by reference.

        Our common stock is listed on The New York Stock Exchange under the symbol "HTG." On April 8, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $29.60.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is            , 2005

        All references to "we," "us," "our," "ours" or "Heritage" in this prospectus refer to Heritage Property Investment Trust, Inc. and its consolidated subsidiaries, unless the context indicates otherwise. All references to "we," "us," "our," "ours" or "Heritage" in this prospectus in sections describing federal income tax treatment of the ownership of our common stock, our status as a REIT and "Description of Our Capital Stock," refer to Heritage Property Investment Trust, Inc. only and not its consolidated subsidiaries.

        We have not authorized any dealer, salesperson or other person to give any information or represent anything to you other than the information contained in this prospectus. You must not rely on unauthorized information or representations. This prospectus does not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. The information in this prospectus is current only as of the date on its cover, and may change after that date. For any time after the cover date of this prospectus, we do not represent that our affairs are the same as described or that the information in this prospectus is correct.

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WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including Heritage, that file electronically with the SEC. The public can obtain any documents that we file with the SEC at http://www.sec.gov.

        We also make available free of charge on or through our Internet website (http://www.heritagerealty.com) our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

        We have filed with the SEC a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "registration statement"), of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of our common stock covered by this registration statement. This prospectus does not contain all of the information set forth in the registration statement, some portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus, in any prospectus supplement or in any document incorporated by reference herein or therein, as to the contents of any contract or other document are not necessarily complete, and in each instance we make reference to the copy of that contract or other document filed as an exhibit to, or incorporated by reference in, the registration statement, each statement being qualified in all respects by this reference and the exhibits and schedules thereto. For further information regarding us and the shares of our common stock, we refer you to the registration statement and the exhibits and schedules that may be obtained from the SEC.

INCORPORATION OF INFORMATION BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to other documents that we file with the SEC. These incorporated documents contain important business and financial information about us that is not included in or delivered with this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information.

        We incorporate by reference into this prospectus:

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  our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed on March 10, 2005;

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  our Current Reports on Form 8-K filed on March 30, 2005 and April 12, 2005; and

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  any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the securities covered by this prospectus are sold.

        We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, on written or oral request of that person, a copy of any or all of the documents we are incorporating by reference into this prospectus, other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents. A written request should be addressed to:

      Investor Relations
      Heritage Property Investment Trust, Inc.
      131 Dartmouth Street
      Boston, Massachusetts 02116
      (617) 247-2200

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the information we are incorporating by reference into it contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking statements reflect our current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from those expressed in any forward-looking statement. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect actual results. The factors that could cause actual results to differ materially from current expectations include financial performance and operations of our shopping centers, including our tenants, real estate conditions, current and future bankruptcies of our tenants, execution of shopping center redevelopment programs, our ability to finance our operations, successful completion of renovations, completion of pending acquisitions, the availability of additional acquisitions and joint venture opportunities, changes in economic, business, competitive market and regulatory conditions, acts of terrorism or war and other risks detailed from time to time in filings with the SEC.

        Consequently, all of the forward-looking statements we make in this prospectus and the information we are incorporating by reference into this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or our businesses or operations. All subsequent forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by any of those factors described above and in the documents containing those forward-looking statements. We do not assume any obligation to release publicly any updates or revisions to any forward-looking statement.

ABOUT HERITAGE PROPERTY INVESTMENT TRUST, INC.

Overview

        We are a fully integrated, self-administered and self-managed real estate investment trust, or "REIT." We are a Maryland corporation and one of the nation's largest owners of neighborhood and community shopping centers. We acquire, own, manage, lease and redevelop primarily grocer-anchored neighborhood and community shopping centers. As of December 31, 2004, we owned 164 shopping centers, located in 29 states and totaling approximately 33.7 million square feet of total gross leasable area ("GLA"), of which approximately 28.0 million square feet was Company-owned GLA. Our shopping center portfolio was approximately 93.3% leased as of December 31, 2004.

        We are headquartered in Boston, Massachusetts and have 16 regional offices located in the Eastern, Midwestern and Southwestern United States.

Corporate Structure

        Heritage Property Investment Limited Partnership ("Heritage OP") and Bradley Operating Limited Partnership ("Bradley OP") are subsidiaries through which we conduct substantially all of our business and own (either directly or through subsidiaries) substantially all of our assets. As of December 31, 2004, we owned directly or indirectly all of the ownership interests in Heritage OP and approximately 98.5% of the ownership interests in Bradley OP, and we are the sole general partner of Heritage OP and, through a wholly-owned subsidiary, of Bradley OP. This structure is commonly referred to as an umbrella partnership REIT or UPREIT.

Business Strategy

        Our business strategy is to generate stable and increasing cash flow and asset value by acquiring and managing a portfolio of real estate properties located in attractive markets with strong economic and demographic characteristics. Our business strategy consists of the following elements:

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  Building and leveraging our long-term tenant relationships.  An important priority in managing our business is establishing and developing strong, lasting relationships with our tenants.

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  Maximizing cash flow from our properties by continuing to enhance the operating performance of each property.  We manage our properties through a centralized property management and leasing program, which enables us to achieve operating, marketing and leasing efficiencies.

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  Targeting redevelopment and expansion projects that we believe will generate substantial returns.  We seek to leverage our operating and redevelopment capabilities to capitalize on prospects within our existing portfolio.

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  Increasing the number of anchor tenants to enhance the consumer traffic at our neighborhood and community shopping centers.  We believe that securing multiple anchors at a property enhances the attractiveness of the center by increasing consumer traffic, which enhances the performance of our non-anchor tenants within the remaining available space of a center.

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  Pursuing opportunities to acquire primarily grocer-anchored neighborhood and community shopping centers.  We utilize our knowledge of key markets to pursue opportunistic acquisitions of primarily grocer-anchored shopping centers with a multi-anchored focus.

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  Increasing our sources of capital and acquisition activities by pursuing joint ventures with local developers and institutional investors.  As the acquisition environment has grown more competitive, we have begun to develop alternative sources of acquisition candidates and capital sources. Joint ventures will allow us to use our management experience and infrastructure to expand our portfolio, generating solid returns for both our partners and ourselves.

Growth Strategy

        We target grocer-anchored, open-air neighborhood and community shopping centers generally containing greater than 100,000 square feet of GLA. In particular, we focus on those shopping centers anchored by market-leading grocers or those regional operators who have dominant positions in their trade areas. In addition, we focus on the presence of, or the ability to add, additional anchor(s) for these centers, including electronics, home improvement, off-price retailers, office superstores, and fabric and clothing retailers, all of whom we believe to be generally beneficial to the value of the center. In addition to those anchors, we also seek properties with a diverse tenant mix that includes service retailers, such as banks, florists, restaurants, and apparel and specialty shops. We seek a convenient and easily accessible location with abundant parking close to residential communities, with excellent visibility for our tenants and easy access for neighborhood shoppers.

Competitive Strengths

        We seek to implement our strategy in a number of ways, including by our:

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  Grocer-anchored neighborhood and community shopping center focus.  Grocers are, in our experience, more resistant to economic downturns due to the nature of their business and generate continuous consumer traffic to our centers. This traffic enhances the quality and appeal of our centers and benefits our other tenants.

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  Multi-anchored focus.  In our experience, multiple anchors attract greater consumer flow through the entire shopping center and add to the economic stability of our shopping centers as a whole.

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  Diverse tenant base.  We believe that our diversity of tenants will enable us to generate more stable cash flows over time.

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  Geographic diversification.  We believe that geographic diversity helps mitigate the risks associated with localized economic downturns.

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  Attractive locations with strong market demographics.  We believe that strong market demographics provide our properties with a consistent supply of shoppers who exhibit strong demand for goods and services.

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  Seasoned management team.  We believe the in-depth market knowledge and long-term tenant relationships developed by our senior management provide us with a key competitive advantage.

Tax Status

        We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"), commencing with our initial taxable year ended December 31, 1999. We believe that we are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our manner of operation enables us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To maintain our status as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute at least 90% of our annual REIT taxable income to our stockholders. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income and property.

SELLING STOCKHOLDER

General

        Net Realty Holding Trust may from time to time offer and sell any or all of the shares of common stock offered by this prospectus. The registration of the shares offered hereby does not necessarily mean that Net Realty Holding Trust will sell any or all of the shares.

        As of March 4, 2005, there were 46,940,953 shares of our common stock outstanding and Net Realty Holding Trust owned 19,563,558 shares, representing approximately 41.7% of our common stock. All of these shares are available for resale under this prospectus. Because Net Realty Holding Trust may sell all, some or none of the shares, we cannot estimate the number of offered shares that Net Realty Holding Trust will sell or the number of shares that Net Realty Holding Trust will own after the offering.

Material Relationships with Net Realty Holding Trust

        During the past three years, we have had material relationships with Net Realty Holding Trust and its parent company, The New England Teamsters and Trucking Industry Pension Fund ("NETT"), as described below.

Amended Stockholders Agreement

        In connection with our initial public offering in April 2002, we and Net Realty Holding Trust entered into an amended stockholders agreement governing our relationship with Net Realty Holding Trust after the offering. This agreement eliminated all prior terms of our then existing stockholders agreement and provides for the following new terms—

        Election of Directors

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  We agreed that as long as Net Realty Holding Trust owns at least 25% of the outstanding shares of our common stock, Net Realty Holding Trust has the right to designate for nomination four members of our Board of Directors. Currently, Joseph L. Barry, David W. Laughton, Ritchie Reardon and William M. Vaughn, III serve on our board of directors as Net Realty Holding Trust's designees.

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  If Net Realty Holding Trust's ownership percentage in our common stock is reduced to less than 25% but remains in excess of 10% of our common stock, two of Net Realty Holding Trust's designees will be required to resign from our Board of Directors. If Net Realty Holding Trust's ownership percentage in our common stock is reduced to less than 10%, Net Realty Holding Trust will no longer have the right to designate for nomination any of our directors.

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  Net Realty Holding Trust agreed that it will not seek any additional representation on our Board of Directors. In addition, except at our request, and subject to its fiduciary duties under applicable law, Net Realty Holding Trust has agreed that it will not seek to change the size or composition of our Board of Directors.

        Additional Equity and Preemptive Rights

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  Net Realty Holding Trust agreed that it will not, directly or indirectly, acquire any additional shares of stock if that acquisition would result in an increase in Net Realty Holding Trust's ownership percentage of our stock.

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  We granted to Net Realty Holding Trust a preemptive right to maintain its ownership percentage of our stock by purchasing any shares of our stock offered to third parties on the same terms and conditions as are offered to those third parties. This preemptive right does not apply to some limited issuances, including in connection with the exercise of stock options and other rights under our incentive plan, issuances of units of limited partnership interests by our operating partnerships and issuances of equity in connection with acquisition or merger transactions. In addition, the preemptive right does not apply if the exercise of this right would jeopardize our status as a REIT. In December 2003, we completed a secondary public offering of our common stock and sold a total of 3,932,736 shares. Net Realty Holding Trust exercised its contractual preemptive right and purchased approximately 40% of the shares we sold in the offering on the same terms as third parties purchased shares.

        Registration Rights

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  Net Realty Holding Trust has demand and piggyback registration rights with respect to their shares of our common stock. These registration rights are subject to customary cut-back and lock-out restrictions.

Ahold USA

        In July 1999, William M. Vaughn, III became a member of our board of directors. Mr. Vaughn is Senior Vice President, Labor Relations of Ahold USA, Inc., the parent company of Giant Foods, Bi-Lo, Bruno's and Stop & Shop. Mr. Vaughn is also a member of the Board of Trustees of Net Realty Holding Trust. We received annualized base rent from Ahold and its subsidiary companies of $2.3 million in 2004, which represented approximately 0.9% of our total annualized base rent for all leases in which tenants were in occupancy at December 31, 2004. Ahold USA and its subsidiary companies pay us rent in accordance with 5 written leases at our properties. Subsequent to December 31, 2004, Ahold USA sold Bi-Lo and Bruno's representing $0.9 million of annualized base rent in 2004.

131 Dartmouth Street Joint Venture

        In November 1999, we entered into a joint venture with NETT for the acquisition and development of a 365,000 square foot commercial office building at 131 Dartmouth Street, Boston, Massachusetts. This joint venture is owned 94% by NETT and 6% by us. We were issued this interest as part of a management arrangement with the joint venture pursuant to which we manage the building. We have no ongoing capital contribution requirements with respect to this office building, which was completed in January 2003. The first tenants began occupying this office building in January 2004. We account for our interest in this joint venture using the cost method and we have not expended any amounts on the office building through December 31, 2004.

        In February 2004, we entered into an eleven-year lease with our joint venture with NETT for the lease of approximately 31,000 square feet of space and we moved our corporate headquarters to this space during the first quarter of 2004. Under the terms of this lease, which were negotiated on an arms-length basis, we began paying rent to the joint venture in February 2005. We pay $1.1 million per year in minimum rent through 2009 and $1.2 million per year from 2010 through 2014.

Boston Office Lease

        In 1974, NETT and Net Realty Holding Trust entered into an agreement providing for the lease of 14,400 square feet of space in an office building at 535 Boylston Street to NETT for its Boston offices. Net Realty Holding Trust assigned this lease to us as part of our formation. The current term of this lease expired on March 31, 2005 and under this lease, NETT paid us $648,000 per year in minimum rent.

RISK FACTORS

        You should consider carefully the risk described below and the risks incorporated in this prospectus by reference to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and the other information contained in this prospectus before deciding to invest in our securities.

The sale of shares by Net Realty Holding Trust may adversely affect our stock price.

        Net Realty Holding Trust, which is offering shares pursuant to this prospectus, owns 19,563,558 shares of our common stock as of the date of this prospectus, constituting 41.7% of our outstanding common stock. Sales of a substantial number of shares of our common stock, or the perception that such sales could occur, could adversely affect prevailing market prices for our common stock. The shares offered pursuant to this prospectus, when registered, will be available for sale in the public markets from time to time.

USE OF PROCEEDS

        We are filing the registration statement of which this prospectus is a part under our contractual obligation to Net Realty Holding Trust. We will not receive any of the proceeds from the sale of shares by Net Realty Holding Trust.

DESCRIPTION OF OUR CAPITAL STOCK

General

        We were formed under the laws of the State of Maryland. Rights of our stockholders are governed by the Maryland General Corporation Law, or "MGCL," our charter, or our "articles," and our bylaws. The following summary of the material provisions of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to our articles and bylaws, copies of which are on file with the SEC.

Authorized Stock

        Our articles provide that we may issue up to 200,000,000 shares of common stock, par value $.001 per share, and 50,000,0000 shares of preferred stock, par value $.001 per share. On March 4, 2005, we had 46,940,953 shares of common stock outstanding and no shares of preferred stock outstanding.

        Under Maryland law, a stockholder is not personally liable for our obligations solely as a result of his or her status as a stockholder. Our articles provide that no stockholder will be liable for any of our debts or obligations by reason of being a stockholder nor will any stockholder face any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a stockholder. Our articles further provide that we will have the power, to the maximum extent permitted by the MGCL, to indemnify each present or former stockholder, director or officer against any claim or liability to which such person may become subject by reason of being or having been a stockholder, director or officer and to reimburse each stockholder, director or officer for all reasonable expenses incurred by him or her relating to any such claim or liability.

Common Stock

        The following description of our common stock sets forth certain general terms and provisions of the common stock to which this prospectus relates. The statements below describing our common stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our articles, our bylaws and the MGCL.

        Subject to the preferential rights of any other class or series of shares of stock, holders of shares of our common stock are entitled to receive dividends if, as and when authorized by our board of directors and declared by us out of assets legally available for dividends and to share ratably in our assets legally available for distribution to the stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities and any rights of holders of senior securities.

        Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There is no cumulative voting in the election of directors, which means that directors then standing for election will be elected by a plurality of all votes cast. Holders of shares of common stock generally have no conversion, sinking fund, redemption, exchange or appraisal rights, and have no preemptive rights to subscribe for any of our securities other than as set forth in our amended stockholders agreement with respect to Net Realty Holding Trust, our largest stockholder. The shares of common stock covered by this prospectus are fully paid and nonassessable and are not subject to preemptive or other similar rights.

        The transfer agent and registrar for our common stock is LaSalle Bank National Association.

Restrictions on Ownership

        For us to remain qualified as a REIT under the Internal Revenue Code of 1986, as amended, or the "Code," not more than 50% of the value of the outstanding shares of our capital stock may be owned, actually or constructively, by five or fewer individuals, as defined in the Code, during the last half of a taxable year and our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. To satisfy these ownership requirements and other requirements for qualification as a REIT, our articles contain provisions restricting the ownership or acquisition of shares of our capital stock.

        The ownership limit provisions provide that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than the ownership limit, which is equal to 9.8% of the number of shares or value, whichever is more restrictive, of our common stock and preferred stock, respectively. The attribution rules are complex and may cause stock owned directly or indirectly by a group of related individuals and/or entities to be deemed to be owned by one individual or entity. As a result, the acquisition of less than 9.8% (by value or number of shares, whichever is more restrictive) of each class of our outstanding stock, or the acquisition of an interest in an entity which owns our stock, by an individual or entity could cause that individual or entity to constructively own in excess of 9.8% of our outstanding stock, and thus subject that stock to the ownership limit.

        Our board may, in its sole discretion, waive the ownership limit with respect to a particular stockholder if evidence satisfactory to our board is presented that the ownership will not then or in the future jeopardize our status as a REIT. As a condition to the waiver, our board may require opinions of counsel satisfactory to it and/or an undertaking from the applicant with respect to preserving our REIT status. If, in the opinion of our board, any proposed transfer of shares of our stock may jeopardize our qualification as a REIT, our board has the right to refuse to permit the transfer of that stock.

        A transfer of our common stock or other event that results in a person owning shares in excess of the ownership limit will result in those shares of our stock beneficially or constructively owned by that person that are in excess of the ownership limit being automatically transferred to a trust, the beneficiary of which will be a qualified charitable organization that we select. The intended transferee will not be entitled to vote these shares and will not receive any dividends declared on these shares. Within 20 days after receiving notice from us of the transfer of the shares to the trust, the trustee of the trust will be required to sell the excess shares to a person or entity who could own the shares without violating the ownership limit. The trustee, upon a sale of these shares, would then distribute to the intended transferee an amount equal to the lesser of the price paid by that intended transferee (or, in some circumstances, the market value of those shares) or the sale proceeds received by the trust. In addition, assuming that these excess shares had not yet been sold by the trustee, we would have the right, for a period of 120 days beginning on the date described below, to purchase all or any portion of the excess shares from the trust at a price equal to the lesser of the price paid for the stock by the intended transferee (or, in some circumstances, the market value of those shares) and the closing market price for the common stock on the date we exercise our option to purchase the stock. This period commences on the date of the violative transfer if the intended transferee gives us notice of the transfer, or the date our board determines that a violative transfer has occurred if no notice is provided.

        The affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock is required to alter, amend, adopt any provision inconsistent with or repeal the ownership limit provision. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of the REIT without the approval of our board.

        All certificates representing shares of stock bear a legend referring to the restrictions described above.

        All persons who own at least a specified percentage of our stock must file an affidavit with us containing information regarding their ownership of stock, as set forth in the United States Treasury Regulations. Under current Treasury Regulations, the percentage will be set between 0.5% and 5%, depending on the number of record holders of stock. In addition, each stockholder will upon demand be required to disclose to us in writing that information with respect to the direct, indirect and constructive ownership of shares as our board deems necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to comply with the requirements of any taxing authority or governmental agency.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

General

        The following is a general discussion of material United States federal income tax considerations relevant to investors in our common stock. This discussion is based upon the Code, the Treasury Regulations promulgated under the Code, judicial decisions, and administrative rulings of the Internal Revenue Service, or the IRS, now in effect, all of which are subject to change or different interpretations, possibly with retroactive effect. This summary does not purport to be a complete analysis of all the potential tax considerations relating to our qualification and taxation as a REIT, or to the acquisition, ownership, and disposition of our common stock. In particular, this discussion does not address any aspect of state, local or non-U.S. tax law, or any aspect of United States non-income tax law.

        Except as specifically discussed below with respect to non-U.S. Stockholders, this summary applies only to U.S. Stockholders who hold our common stock as a "capital asset" (within the meaning of Section 1221 of the Code). For purposes of this summary, a U.S. Stockholder is:

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  a citizen or individual resident of the United States, as determined for U.S. federal income tax purposes;

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  a corporation (including any entity treated as a corporation for United States federal income tax purposes) created or organized in the United States, or under the laws of the United States or of any state (including the District of Columbia);

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  an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

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  a trust (i) if a United States court is able to exercise primary supervision over the administration of that trust and if one or more United States persons has the authority to control all substantial decisions with respect to that trust, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

        Persons other than U.S. Stockholders, referred to below as Non-U.S. Stockholders, are subject to special United States federal income tax considerations, some of which are discussed below.

        This discussion does not address all aspects of United States federal income taxation that may be relevant to a particular investor in light of that investor's individual circumstances. In addition, this discussion does not address the federal income tax considerations applicable to investors that may be subject to special tax rules, such as banks, insurance companies, regulated investment companies, REITs, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, persons that have a functional currency other than the United States dollar, persons holding our common stock in a tax deferred or tax advantaged account, persons who are partners, shareholders or beneficiaries of an entity that holds our common stock, persons who are former United States citizens or long-term residents subject to taxation as expatriates, persons who acquire our common stock as compensation for the performance of services, persons that are subject to the alternative minimum tax, persons holding our common stock as part of a hedging transaction, a straddle or a conversion transaction, persons having entered into a "constructive ownership transaction" (as defined in the Code) with respect to our common stock, persons deemed to sell our common stock under the constructive sale provisions of the Code, Non-U.S. Stockholders (except to the extent specifically described below), and tax-exempt organizations (except to the extent specifically described below).

        The tax consequences to a partner in a partnership that owns our common stock depend in part on the status of the partner and the activities of the partnership. Those persons should consult their tax advisors regarding the consequences of the acquisition, ownership and disposition of our common stock.

        We have not sought, nor will we seek, any ruling from the IRS (other than the ruling described under the caption "—Taxation of Tax-Exempt U.S. Stockholders," below) with respect to the statements made and the conclusions reached in the following summary. Accordingly, there can be no assurance that the IRS will not challenge those statements and conclusions or that a court will not sustain that challenge.

        Prospective investors considering the purchase of our common stock should consult their tax advisors as to the consequences of the purchase, ownership and disposition of our common stock, as to the application of the United States federal income tax laws to their particular situations, and as to any tax consequences arising under United States non-income tax laws, under the laws of any state, local, or non-U.S. taxing jurisdiction, and under any applicable tax treaty.

Taxation of the Company

General

        We have elected to be treated as a REIT under Sections 856 through 860 of the Code, commencing with our initial taxable year, which ended December 31, 1999. We believe that we have been organized and have operated in a manner so as to qualify for treatment as a REIT under the Code, and we intend to remain organized and to continue to operate in such a manner. No assurance, however, can be given that we have operated, or that we will continue to operate, in a manner so as to qualify or remain qualified as a REIT. Qualification and treatment as a REIT depend on our ability to meet, on a continuing basis, various tests relating to our distribution rates, diversity of stock ownership and other qualification requirements imposed on REITs, some of which are summarized below. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances, no assurance can be given that we have so qualified, or that we will so qualify, for any particular year. See "—Failure to Qualify," below.

        So long as we qualify for treatment as a REIT, we generally will not be subject to federal income tax on our net income that we distribute currently to our stockholders. If we do not qualify as a REIT, we would be taxed at federal income tax rates applicable to corporations on all of our income, whether or not distributed to our stockholders. Even if we qualify as a REIT, we may be subject to some federal income or excise taxes:

  •
  we will be taxed at regular corporate rates on any undistributed "real estate investment trust taxable income," including our undistributed net capital gains;

  •
  under some circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference, if any;

  •
  if we have (A) net income from the sale or other disposition of "foreclosure property" (generally, property that we acquire by reason of a foreclosure or otherwise after a default on a loan secured by the property or on a lease of the property) that is held primarily for sale to customers in the ordinary course of business, or (B) other nonqualifying net income from foreclosure property, we will be subject to tax at the highest corporate rate on that income;

  •
  if we have net income from "prohibited transactions" (which are, in general, some sales or other dispositions of inventory or property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), that income will be subject to a 100% tax;

  •
  if we should fail to satisfy the 75% gross income test or the 95% gross income test for qualification as a REIT, both of which are discussed below, and nonetheless maintain our qualification as a REIT because we meet other requirements, we will be subject to a tax equal to the product of the greater of (A) the amount by which we fail the 75% gross income test, or (B) the amount by which 90% (95% for REIT tax years beginning on or after January 1, 2005) of our gross income for the taxable year (excluding gross income from prohibited transactions) exceeds the amount of our gross income for the taxable year that is qualifying income for purposes of applying the 95% gross income test, multiplied by a fraction intended to reflect our profitability;

  •
  if we should fail to distribute with respect to each calendar year at least the sum of (A) 85% of our ordinary income (as defined in Code section 4981) for that year, (B) 95% of our capital gain net income (as defined in Code section 4981) for that year, and (C) any undistributed taxable income from prior years, we would be subject to a 4% excise tax on the excess of that required distribution over the amounts actually distributed;

  •
  if we acquire any asset from a C corporation (generally, a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation and we subsequently recognize gain on the disposition of that asset during the 10-year period (the "Recognition Period") beginning on the date on which we acquired the asset, then, unless the transferor makes certain elections, the lesser of (A) the fair market value of the asset as of the beginning of the Recognition Period over our basis in the asset as of the beginning of the Recognition Period (the "Built-In Gain"), or (B) the amount of gain we would otherwise recognize on the disposition will be subject to tax at the highest regular corporate rate (the "Built-In Gain Rule"); and

  •
  we will be subject to a 100% tax equal to the amount, if any, of our redetermined rents (generally, the amount of "rents from real property" we receive from our tenants that would be treated under the Code as income of our taxable REIT subsidiaries to clearly reflect the value of services they render to those tenants), redetermined deductions (generally, the amount by which the deductions of our taxable REIT subsidiaries are reduced under the Code to appropriately reflect the sharing of deductible expenses among us and our taxable REIT subsidiaries), and excess interest (generally, the amount of interest deductions claimed by our taxable REIT subsidiaries in respect of interest payments they make to us to the extent those interest payments are in excess of a commercially reasonable rate).

General Requirements for Qualification

        The Code defines a REIT as a corporation, trust or association that maintains in effect an election to be treated as a REIT and—

  (i)
  is managed by one or more trustees or directors;

  (ii)
  the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

  (iii)
  would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;

  (iv)
  is neither a financial institution nor an insurance company subject to certain provisions of the Code;

  (v)
  has the calendar year as its taxable year;

  (vi)
  the beneficial ownership of which is held by 100 or more persons;

  (vii)
  at all times during the last half of each taxable year not more than 50% (by value) of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (which term includes some entities, such as qualified pension trusts described in Section 401(a) of the Code), determined by applying various "look-through" rules (we refer to this test, discussed in more detail below, as the Five or Fewer Requirement); and

  (viii)
  that meets various other tests, described below, regarding the nature of its income and assets and the amounts of its distributions.

        The Code provides that each of the conditions described in (i) through (v), must be met during the entire taxable year and that the condition described in (vi) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The conditions described in (vi) and (vii) do not apply during the first taxable year for which an election is made to be taxed as a REIT (in our case, our initial taxable year, which ended December 31, 1999). Since we elected to be treated as a REIT for our initial taxable year, which ended December 31, 1999, these conditions currently apply to us and will apply to us in the future.

        The Five or Fewer Requirement referred to above is modified in the case of some pension trusts, referred to below as qualified trusts, that own shares of a REIT and are described in Section 401(a) of the Code and exempt from federal income taxation under Section 501(a) of the Code. Shares in a REIT held by a qualified trust are treated as held directly by the qualified trust's beneficiaries in proportion to their actuarial interests in the qualified trust, rather than by the qualified trust itself. We would not have been, and it is possible that we would not currently be, able to qualify as a REIT without the benefit of this "look-through" rule for qualified trusts, since our largest stockholder is a qualified trust that owned more than 50% (by value) of our stock from the time of our formation until our initial public offering in 2002, and has owned more than 40% (by value) of our stock since our initial public offering.

        A REIT will be considered to be a "pension-held REIT" if (i) it would not qualify as a REIT without the benefit of this "look-through" rule, and (ii) it is "predominantly held" by qualified trusts. A REIT is "predominantly held" by qualified trusts if (i) one qualified trust holds more than 25% of the value of the REIT's stock, or (ii) one or more qualified trusts, each of whom holds more than 10% of the value of the REIT's stock, together hold more than 50% of the value of the REIT's stock. Applying this standard, we believe that we are currently "predominantly held" by qualified trusts. Because our common stock is publicly traded, it is possible that we would not currently (or may not in the future) qualify as a REIT without the benefit of the "look-through" rule described above; thus, it is possible that we are currently (or may in the future become) a "pension-held REIT". However we will cease to be a "pension-held REIT" if qualified trusts do not maintain their ownership of our stock at the levels described above.

        As discussed in greater detail below, as long as we remain a "pension-held REIT", any qualified trust that holds more than 10% of the value of our stock at any time during the taxable year may be required to treat a portion of the dividends that it receives from us as "unrelated business taxable income" ("UBTI") if 5% or more of our gross income (less direct expenses) for our taxable year constitutes UBTI, computed as though we ourselves were a qualified trust. In order to avoid realizing UBTI, we must satisfy a number of complicated requirements, and our compliance with those requirements may constrain the manner in which we are able to conduct our business. In particular, compliance with those requirements may cause us to take actions that we might not otherwise have taken or to refrain from taking actions or from consummating transactions on terms that would be advantageous to us but that might cause certain of our tax-exempt shareholders to realize UBTI.

        We believe that we have satisfied the general requirements described above with respect to each taxable year beginning with our initial taxable year ended December 31, 1999. In addition, our articles include restrictions regarding the transfer of our common stock that are intended to assist us in continuing to satisfy the share ownership requirements described in conditions (vi) and (vii) above. We intend to continue to comply with the requirement that we ascertain, and maintain records that disclose, the actual ownership of our shares. Although a failure to ascertain, or to maintain records that disclose, the actual ownership of our shares would not cause our disqualification as a REIT, a monetary fine may result.

        To qualify as a REIT, we cannot have at the end of any taxable year any undistributed earnings and profits that are attributable to a non-REIT taxable year. We have not had a non-REIT taxable year and we have not acquired any earnings and profits from any other corporation from a non-REIT year.

Qualified REIT Subsidiaries

        We currently have eleven qualified REIT subsidiaries. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation for federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of the REIT. In applying the REIT qualification requirements, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of each of our qualified REIT subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. Our qualified REIT subsidiaries will therefore not be subject to federal corporate income taxation, although they may be subject to state and local taxation.

Taxable REIT Subsidiaries

        We currently have no taxable REIT subsidiaries. We may in the future have one or more taxable REIT subsidiaries. A taxable REIT subsidiary is any corporation in which we directly or indirectly own stock, provided that we and that corporation make a joint election to treat it as a taxable REIT subsidiary. In addition, if a taxable REIT subsidiary holds, directly or indirectly, more than 35% of the securities of any other corporation (by vote or by value), then that other corporation is also treated as a taxable REIT subsidiary. A taxable REIT subsidiary is subject to federal income tax at regular corporate rates, and may also be subject to state and local taxation. We may hold more than 10% of the stock of a taxable REIT subsidiary without jeopardizing our qualification as a REIT. However, as noted below, the securities of taxable REIT subsidiaries may not represent more than 20% of the total value of our assets.

Partnerships and Disregarded Entities

        We currently hold our properties indirectly through entities (i) that are organized as limited partnerships or limited liability companies under state law and are classified as partnerships for federal income tax purposes, each of which is referred to below as a Partnership Entity, or (ii) that are organized as limited partnerships, limited liability companies, or other non-corporate business entities under state law and are disregarded as entities separate from their owners for federal income tax purposes, each of which is referred to below as a Disregarded Entity. All assets, liabilities and items of income, deduction and credit of a Disregarded Entity are treated as assets, liabilities and items of income, deduction and credit of its owner in applying the income and asset tests discussed below and for all other federal income tax purposes. In the case of a REIT that is a partner in a partnership, the REIT is deemed to own its proportionate share (based on its capital interest) of the assets of the partnership and is deemed to receive the income of the partnership attributable to that share. In addition, the partnership's assets and gross income will retain the same character in the hands of the REIT. Accordingly, our proportionate shares (based on our capital interests) of the assets and items of income of a Partnership Entity are treated as our assets and items of income in applying the income and asset tests discussed below.

Income Tests

        In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income (excluding gross income from "prohibited transactions," described above) for each taxable year must be derived directly or indirectly from investments relating to real property or interests in mortgages on real property (including "rents from real property" (described below), interest on obligations secured by mortgages on real property, and distributions on, and gain with respect to the disposition of, shares of other REITs) or from various types of temporary investments. Second, at least 95% of our gross income (excluding gross income from "prohibited transactions," described above) for each taxable year must be derived from the same items which qualify under the 75% gross income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these items. For these purposes, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "interest", however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        We intend that the income generated by our investments will be of a type which will enable us to satisfy both the 75% and the 95% gross income tests. If we were to fail either of these tests in a taxable year, we will not be disqualified as a REIT if the failure was due to reasonable cause and not willful neglect and we file additional information with our tax return for that taxable year. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above, even if these relief provisions were to apply, a tax would be imposed on certain excess net income.

        Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income tests described above only if several conditions are met:

  •
  First, the amount of rent generally must not be based in whole or in part on the income or profits of any person. A REIT's "rents from real property" may include amounts based on a fixed percentage or percentages of a tenant's gross receipts or sales.

  •
  Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT owns 10% or more of the tenant, whether directly or after application of various attribution rules. This rule does not apply to amounts paid to a REIT by its taxable REIT subsidiary if some conditions are met. While we intend not to lease property to any party if rents from that property would not qualify as "rents from real property," application of the 10% ownership rule is dependent upon complex attribution rules that may apply by reason of circumstances beyond our control. For example, ownership (directly or by attribution) by an unaffiliated third-party of more than 10% of our common stock and more than 10% of the stock of one or more of our lessees would result in that lessee's rents not qualifying as "rents from real property." Although our articles contain restrictions that are intended to help us maintain our status as a REIT, there can be no assurance that we will be able to monitor and enforce those restrictions, nor will our stockholders necessarily be aware of ownership attributable to them under the Code's attribution rules.

  •
  Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to that personal property will not qualify as "rents from real property." Subject to meeting this threshold test, rent attributable to personal property leased in connection with the lease of real property will be treated as "rents from real property" for this purpose.

  •
  Finally, charges for services customarily furnished or rendered in connection with the rental of real property may be treated as "rents from real property" for this purpose. However, in order for rents received with respect to a property and these charges to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to tenants, except through a taxable REIT subsidiary or through an independent contractor who is adequately compensated and from whom the REIT derives no income. The requirement that services be provided through a taxable REIT subsidiary or through an independent contractor, however, does not apply to services provided by the REIT that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered to be rendered to the occupant. If the value of the non-customary service income with respect to a property (valued at no less than 150% of the direct costs of performing such services) is 1% or less of the total income derived from the property, then all rental income except the non-customary service income will qualify as "rents from real property."

        We have not charged, and we do not anticipate charging, rent that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage or percentages of gross receipts or sales consistent with the rules described above). We have not received, and we do not anticipate receiving, a material amount of rents from any tenants that are related parties as described above. We have not received, and we do not anticipate receiving, rent attributable to personal property leased in connection with real property that will exceed 15% of the total rents received with respect to that property.

        We have provided, and will continue to provide, various services with respect to our properties, either directly or through one or more of our qualified REIT subsidiaries, Partnership Entities or Disregarded Entities, none of which is an "independent contractor" or a taxable REIT subsidiary. However, based upon our experience in the commercial markets in which our properties are located, we believe that all of those services will be considered "usually or customarily rendered" in connection with the rental of space for occupancy so that the provision of the services will not jeopardize the qualification of rent from our properties as "rents from real property." If we were at any time to offer any services that are not considered to be "usual and customary," we intend to establish a taxable REIT subsidiary or to employ an adequately compensated independent contractor for that purpose.

Asset Tests

        To qualify as a REIT, we must also satisfy three tests relating to the nature of our assets at the close of each quarter of each taxable year:

  •
  at least 75% of the value of our total assets must be represented by "real estate assets" as defined in the Code, cash, cash items and government securities. For these purposes, a REIT's "real estate assets" include (A) its allocable share of real estate assets held by partnerships in which it has an interest, (B) shares in other REITs, and (C) stock or debt instruments purchased with the proceeds of a stock offering or long-term (i.e., at least five years) debt offering of the REIT and held for not more than one year following the receipt of those proceeds;

  •
  not more than 20% of the value of our total assets may be represented by securities of taxable REIT subsidiaries; and

  •
  of the investments that do not qualify for purposes of the first test described above, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we may not own more than 10% (by vote or by value) of any one issuer's outstanding securities. Equity interests in a Partnership Entity or in a Disregarded Entity, shares of a qualified REIT subsidiary and shares of a taxable REIT subsidiary held by a REIT are disregarded for purposes of this test. Instead, as discussed above, our proportionate share of the assets of each Partnership Entity and all of the assets of each Disregarded Entity are treated as our assets in applying these asset tests.

        Securities, for the purposes of these asset tests, may include debt we hold. However, for purposes of the 10% value test, the term "securities" does not include (i) certain "straight debt" securities, (ii) any loan to an individual or an estate, (iii) certain "section 467 rental agreements," (iv) any obligation to pay rents from real property, (v) certain government securities, (vi) any security issued by a REIT, and (vii) certain partnership securities not otherwise described in clauses (i)-(vi).

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy these asset tests at the end of a later quarter solely by reason of changes in asset values. If a failure to satisfy these asset tests results from an acquisition of securities or other property during a quarter, the failure may be cured by a disposition of sufficient nonqualifying assets within 30 days following the close of that quarter. We have maintained, and we intend to continue to maintain, adequate records of the value of our assets to permit compliance with the asset tests and we plan to take on a timely basis any actions that may be required to cure any noncompliance. However, there can be no assurance that we will succeed in taking any such necessary actions. For REIT tax years beginning on or after January 1, 2005, we will be able to correct certain failures to satisfy the asset tests provided that we meet certain requirements and, in some cases, pay a penalty tax.

Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (i) the sum of (A) 90% of our "real estate investment trust taxable income" (computed without regard to the dividends paid deduction and by excluding the amount of the REIT's net capital gain) and (B) 90% of our net income (after tax), if any, from foreclosure property, minus (ii) various items of noncash income. In addition, if we dispose of any asset subject to the Built-In Gain Rule during its Recognition Period (see "—Taxation of the Company—General," above), we are required to distribute an amount equal to at least 90% of the Built-In Gain (after payment of a corporate level tax), if any, recognized on the disposition. These distributions must be paid during the taxable year to which they relate (or during the following taxable year, if the distributions are declared before we timely file our tax return for the preceding year and are paid on or before the first regular dividend payment after the declaration). In addition, dividends declared in October, November, or December to shareholders of record on a specified date during those months and paid during the following January will be treated as having been both paid and received on December 31 of the year the dividend is declared. As noted above, if we do not distribute all of our net capital gain and all of our "real estate investment trust taxable income", as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates. Furthermore, as noted above, if we fail to distribute during each calendar year at least the sum of (i) 85% of our ordinary income (as defined in Code Section 4981) for such year, (ii) 95% of our capital gain net income (as defined in Code Section 4981) for such year, and (iii) any undistributed taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of that required distribution over the amounts actually distributed.

        We may elect to retain rather than distribute all or a portion of our net capital gains and pay the tax on the gains. In that case, we may elect to have our shareholders include their proportionate share of the undistributed net capital gains in income as long-term capital gains and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any retained amounts would be treated as having been distributed.

        We have made, and we intend to continue to make, timely distributions sufficient to satisfy the annual distribution requirements for qualification as a REIT described above. We expect that our "real estate investment trust taxable income" will be less than our cash flow due to the allowance of depreciation and other noncash charges in the computation of our "real estate investment trust taxable income". In this regard, we expect that as a result of our direct and indirect control of the Partnership Entities and Disregarded Entities through which we hold our properties, we will have the power to cause those entities to make distributions to us. It is possible, however, that, from time to time, we (and the Partnership Entities and Disregarded Entities through which we hold our properties) may not have sufficient cash or other liquid assets to meet these distribution requirements due to, among other reasons, timing differences between the actual receipt of income and the actual realization of deductible expenses taken into account in computing our "real estate investment trust taxable income," or our obligation to repay principal or to pay other amounts not currently deductible in full on our outstanding indebtedness. In the event that those circumstances do occur, we may, or we may cause one or more of our Partnership Entities or Disregarded Entities to, arrange for short-term, or possibly long-term, borrowings in order to obtain sufficient cash so that we are able to satisfy these distribution requirements. There can be no assurance that we will be able to arrange, or to cause one or more of our Partnership Entities or Disregarded Entities to arrange, for those borrowings.

        Under some circumstances, we may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Failure to Qualify

        If we fail to qualify for taxation as a REIT in any taxable year and relevant relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make them. Under those circumstances, to the extent of our current and accumulated earnings and profits, distributions to our stockholders will be taxable as dividends. Subject to limitations imposed by the Code, corporate distributees may be eligible for the "dividends received deduction" in respect of those dividends. In addition, dividends that we pay to non-corporate distributees may be subject to federal income taxation at reduced rates to the extent those dividends constitute "qualified dividend income" within the meaning of the Code. Our failure to qualify as a REIT could substantially reduce the cash available to service our indebtedness and for distributions to stockholders. Unless entitled to relief under specific statutory provisions, whose availability would depend on the circumstances of our disqualification, we also would be disqualified from electing taxation as a REIT for the four taxable years following the year during which we became disqualified.

Taxation of Taxable U.S. Stockholders

General

        As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders will constitute dividends to the extent those distributions are made out of our current or accumulated earnings and profits or are otherwise treated by us as a dividend. Dividends that we pay (other than those designated as capital gain dividends, which are discussed below) will generally be taxable as ordinary income. However, dividends that we pay to non-corporate stockholders may be subject to federal income taxation at reduced rates to the extent those dividends are derived from, and designated by us as, "qualified dividend income." For this purpose, "qualified dividend income" generally includes dividends, if any, we receive from U.S. corporations, "qualified foreign corporations," and certain other foreign corporations as well as certain income that is subject to tax at the REIT level (to the extent that income exceeds the REIT-level tax imposed on it). No dividends received deduction will be allowed with respect to our dividend distributions.

        Distributions that we designate as capital gain dividends will be taxed as long-term gains from the sale or exchange of a capital asset (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its stock. In the event we designate any portion of a dividend as a capital gain dividend, a stockholder's share of that capital gain dividend will be an amount which bears the same ratio to the total amount of dividends paid to that stockholder for the taxable year as the total amount of capital gain dividends bears to the total amount of all dividends paid on all classes of stock for that taxable year. However, corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. We may elect to retain and pay income tax on any net long-term capital gain, in which case our U.S. Stockholders would include in their income as long-term capital gain their proportionate share of that undistributed net long-term capital gain. A U.S. Stockholder would also receive a refundable tax credit for its proportionate share of the tax paid by us on any retained net long-term capital gains and an increase in its basis in our stock in an amount equal to the difference between the undistributed net long-term capital gains and the amount of tax paid by us. See "—Capital Gains and Losses," below. If we should elect to retain any net long-term capital gains in this fashion, we will notify each U.S. Stockholder of the relevant tax information within 60 days after the close of the applicable taxable year.

        Distributions in excess of our current and accumulated earnings and profits and not treated by us as a dividend will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of that stockholder's stock, but rather will reduce the adjusted basis of that stock. To the extent that those distributions exceed the adjusted basis of a stockholder's stock, they will be treated as a capital gain realized from the taxable disposition of those shares and will be included in income as short-term or long-term capital gain, depending on the length of time those shares have been held. In addition, as previously noted, any dividend declared by us in October, November or December of any year and payable to a stockholder of record on a specific date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that the dividend is actually paid by us during January of the following calendar year.

        U.S. Stockholders may not include any of our net operating losses or capital losses in their individual income tax returns. Instead, we will carry those losses forward for potential offset against future income, subject to some limitations. Our distributions and gain realized by stockholders from the sale or exchange of shares of our common stock will not be treated as passive activity income, and, as a result, U.S. Stockholders that are individuals, estates, trusts, personal service corporations, or closely held C corporations generally will not be able to apply any "passive losses" against that income and gain.

        U.S. Stockholders other than corporations who borrow funds to finance their acquisition of our common stock may be limited in the amount of deductions allowed for the interest paid on the indebtedness so incurred. Interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment is generally deductible only to the extent of the investor's net investment income. Our ordinary dividend distributions generally will be treated as investment income for this purpose. Capital gain dividends, capital gains realized by a stockholder from the disposition of shares of our common stock (including distributions treated as such), and distributions to a non-corporate stockholder that would otherwise constitute "qualified dividend income," however, will be treated as investment income only if the stockholder so elects, in which case those amounts will be taxed at ordinary income rates. Distributions treated as a nontaxable return of the U.S. Stockholder's investment in our common stock and that reduce the U.S. Stockholder's basis in our common stock will not enter into the computation of net investment income. We will notify stockholders after the close of our taxable year as to the portions of distributions attributable to that year that constitute ordinary dividend income, return of capital and capital gain.

Capital Gains and Losses

        In general, a U.S. Stockholder will recognize capital gain or loss on the taxable sale or exchange of shares of our common stock in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received in that sale or exchange, and (ii) the stockholder's adjusted basis in the shares of our common stock sold or exchanged. That gain or loss generally will constitute short-term capital gain or loss if the stockholder has not held those shares for more than one year and long-term capital gain or loss if the stockholder has held those shares for more than one year. In general, loss realized upon a sale or exchange of shares of our common stock by a stockholder who has held the common stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received from us required to be treated by that stockholder as long-term capital gain and allocations to the shareholder of our undistributed long-term capital gains. Any loss realized upon a disposition of shares may also be disallowed under the rules relating to wash sales.

        The maximum marginal ordinary income tax rate applicable to individuals, estates and trusts is currently 35%. Except as described below, the maximum tax rate on net capital gains applicable to individuals, trusts and estates from the sale or exchange of capital assets held for more than one year is currently 15%. For individuals, trusts and estates who are subject to a marginal tax rate of 15% or less, the rate on net capital gains from the sale or exchange of capital assets held for more than one year is currently 5% (0% for taxable years beginning after December 31, 2007 and before January 1, 2009). The maximum rate applicable to individuals, estates and trusts for net capital gains attributable to the sale of depreciable real property held for more than one year is currently 25% to the extent of the deductions for depreciation (other than certain depreciation recapture taxable as ordinary income) with respect to the property. The maximum rate applicable to individuals, estates and trusts for net capital gains attributable to "collectibles gain" and "section 1202 gain" (as those terms are defined in the Code) is currently 28%. Accordingly, the tax rate differential between capital gain and ordinary income for noncorporate taxpayers may be significant. In addition, the characterization of gross income as either capital gain or ordinary income may affect the deductibility of capital losses. Capital losses not offset by capital gains may be deducted against a noncorporate taxpayer's ordinary income only up to a maximum annual amount of $3,000. Unused capital losses may be carried forward. All net capital gain of a corporate taxpayer is subject to tax at regular corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains; unused capital losses may be carried back three years and forward five years.

        IRS Notice 97-64 provides temporary guidance with respect to the taxation of distributions by REITs that are designated as capital gain dividends. According to Notice 97-64, forthcoming temporary Treasury Regulations will provide that capital gains allocated to a stockholder by us may be designated as a 15% rate gain distribution, a 25% rate gain distribution, or a 28% rate gain distribution. Unless we specifically designate otherwise, a distribution designated as a capital gain dividend is presumed to be a 28% rate gain distribution. If we elect to retain any net long-term capital gain, as discussed above, the undistributed net long-term capital gains are considered to be designated as capital gain dividends for purposes of Notice 97-64. Furthermore, Notice 97-64 provides that our designations of capital gain dividends will only be effective to the extent that the distributions with respect to our different classes of stock are composed proportionately of ordinary dividends and capital gain dividends.

Information Reporting and Backup Withholding

        A U.S. Stockholder may be subject to "backup withholding" with respect to certain "reportable payments," including dividend payments and, under certain circumstances, proceeds from the sale or other disposition of our common stock. The backup withholding rate is currently 28%. Backup withholding generally will not apply, however, to a U.S. Stockholder who furnishes a correct taxpayer identification number or who is otherwise exempt from backup withholding, such as a corporation. Generally, a U.S. Stockholder will provide this information on Form W-9. In addition, we may be required to withhold a portion of capital gain distributions made to any U.S. Stockholders who fail to certify their non-foreign status to us. See "—Taxation of Non-U.S. Stockholders," below. Any amounts withheld under the foregoing rules will be creditable against the U.S. Stockholder's federal income tax liability provided that the proper information is timely furnished to the IRS. We will report to U.S. Stockholders and to the IRS the amount of any "reportable payments" we make each calendar year and the amount of tax we withhold, if any, with respect to such payments.

Taxation of Tax-Exempt U.S. Stockholders

General

        U.S. Stockholders otherwise exempt from United States federal income taxation are nevertheless taxable on their unrelated business taxable income, or UBTI, to the extent that UBTI from all sources exceeds $1,000 in any taxable year. Dividends (including REIT distributions treated as dividends) and gains realized from the sale or disposition of stock (other than stock held as inventory, stock held primarily for sale to customers in the ordinary course of business, or stock otherwise used in an unrelated trade or business) are generally not treated as UBTI. However, dividends and gains that would otherwise be exempt will, with limited exceptions, be included in UBTI to the extent that the property generating that income is subject to "acquisition indebtedness" (i.e., indebtedness that would not have been incurred but for the acquisition or improvement of the property). Thus, a portion of the dividends received and gains realized by a tax-exempt investor with respect to our common stock may be treated as UBTI if the tax-exempt investor incurs indebtedness to purchase or carry our shares or if the tax-exempt investor holds the shares for sale to customers or as inventory, or otherwise uses the shares in an unrelated trade or business. In addition, as discussed below, since it is possible that we are currently (or may in the future become) a "pension-held REIT," a portion of the dividends received by a "qualified trust" (as defined above) that holds more than 10% of the value of our common stock may be treated as UBTI in that qualified trust's hands.

Our Potential Status as a "Pension-Held REIT"

        As described above under "—Taxation of the Company—General Requirements for Qualification," it is possible that we are currently (or may in the future become) a "pension-held REIT".

        As long as we remain a "pension-held REIT," any qualified trust that holds more than 10% of the value of our stock at any time during the taxable year may be required to treat a portion of the dividends that it receives from us as UBTI. Generally, the amount of UBTI that a qualified trust shareholder must include in its gross income equals the aggregate amount of dividends paid or treated as paid to the qualified trust shareholder by us with respect to our taxable year multiplied by a fraction, (i) the numerator of which equals the gross income (less direct expenses) that we realize with respect to our taxable year from unrelated trades or businesses, computed as though we ourselves were a qualified trust, and (ii) the denominator of which equals the total amount of gross income (less direct expenses) we realize with respect to our taxable year.

        A qualified trust shareholder is not, however, required to include any UBTI in respect of dividends paid by us in its gross income unless at least 5% of our gross income (less direct expenses) for our taxable year constitutes UBTI, computed as though we ourselves were a qualified trust. We expect that less than 5% of our gross income (less direct expenses) for each taxable year will constitute UBTI. However, we cannot assure you that this will be the case. Moreover, in order to avoid realizing UBTI, we must satisfy a number of complicated requirements, summarized below. We cannot assure you that we will always be able to satisfy those requirements, and our compliance with those requirements may constrain the manner in which we are able to conduct our business.

Constraints Related to Our Potential Status as a "Pension-Held REIT"

        Generally, rents from real property and gains from the sale of real property (other than property held primarily for sale to customers in the ordinary course of business or as inventory) are excluded from the definition of UBTI. However, if real property is subject to "acquisition indebtedness" during a taxable year, all or a portion of the rents from the real property and the gains derived from the sale of the real property during that taxable year will constitute UBTI. Indebtedness that we incur to acquire or improve real property will be treated as acquisition indebtedness for this purpose unless we satisfy the series of requirements described in the following paragraphs. We have incurred, and we expect to continue to incur, indebtedness to acquire or improve our properties. Thus, unless we satisfy these requirements, a portion of our gross income will constitute UBTI:

  •
  The price that we pay for the acquisition or improvement must be a fixed amount determined as of the date of the acquisition or improvement. For example, the price of a building that we acquire in a debt-financed transaction cannot include an earnout provision based on the amount of rental income derived from the building during a period following the acquisition. Price adjustments attributable to customary closing adjustments (e.g., the proration of property taxes) and price adjustments, in an amount fixed in the contract, that depend on the resolution of limited external contingencies (e.g., zoning approvals, title clearances, or the removal of easements) do not violate this restriction. This restriction does not apply to a limited category of sales by some financial institutions.

  •
  The amount of indebtedness that we incur to acquire or improve real property, or the amount or timing of any payments payable with respect to that indebtedness, cannot depend, in whole or in part, on the revenue, income or profits derived from that real property. For example, interest payments cannot be deferred to match the timing of cash flows received from a leveraged property, nor may the amount of interest payable on the indebtedness be contingent on revenue derived from the property. This restriction does not apply to a limited category of sales by some financial institutions.

  •
  Real property that we acquire in a leveraged acquisition cannot at any time be leased back to the seller or a related party to the seller (determined under specific rules in the Code). This general restriction does not apply to leases on commercially reasonable terms of 25% or less of the leasable floor space of the building or complex of buildings.

  •
  We cannot acquire real property from, or lease the property at any time to, persons that bear certain relationships to us or to our qualified trust investors. This restriction does not apply to leases on commercially reasonable terms of 25% or less of the leasable floor space of the building or complex of buildings.

  •
  Any financing for the acquisition or improvement of real property from the seller of the real property, a related party to the seller (determined under specific rules in the Code), or persons that bear certain relationships to us or to our qualified trust investors must be on commercially reasonable terms.

  •
  The tax allocations of any Partnership Entity through which we own debt-financed real estate generally must have "substantial economic effect" and generally must comply with the so-called fractions rule set forth in the Treasury Regulations. In general, the fractions rule provides that a "qualified organization" (which includes us, for this purpose) cannot have a percentage share of the Partnership Entity's overall partnership income for any partnership taxable year that is greater than that qualified organization's percentage share of overall partnership loss for the partnership taxable year in which the qualified organization partner's percentage share of overall partnership loss would be the smallest. The need to comply with the fractions rule may significantly constrain our ability to acquire interests in real property through joint ventures or other partnership arrangements.

        We believe that we have complied with the restrictions summarized above. However, there can be no assurance that we will always be able to comply with these restrictions. Moreover, compliance with these restrictions may cause us to take actions that we might not otherwise have taken or to refrain from taking actions or from consummating transactions on terms that would be advantageous to us but that might cause certain of our tax-exempt shareholders to realize UBTI.

        We also believe that the tax allocations of each of our Partnership Entities comply with the "substantial economic effect" and "fractions rule" requirements discussed above, except where failure of a Partnership Entity to do so would cause us to realize only a de minimis amount of UBTI. However, there can be no assurance that this is, or that it will continue to be, the case.

        Because of certain ambiguities in the relevant Treasury Regulations, it is unclear whether certain transactions in which an unrelated third party would contribute real property to a Partnership Entity in exchange for a partnership interest in that Partnership Entity would cause that Partnership Entity to fail to comply with the fractions rule in the year of the transaction and in subsequent years. We have received a ruling from the IRS indicating that the contribution by an unrelated party of certain properties to one Partnership Entity through which we hold our properties in exchange for cash, limited partnership interests in the Partnership Entity, and the Partnership Entity's assumption of mortgage indebtedness will not cause the Partnership Entity to fail to so comply with the fractions rule. We may request similar rulings in connection with similar transactions that we may propose in the future. We cannot assure you that we would obtain any rulings. If we do not receive a favorable ruling, we may choose not to consummate transactions of this nature even though we believe those transactions may otherwise be advantageous to us and to our other shareholders, since doing so may cause certain of our tax-exempt shareholders to realize UBTI or we may restructure the transactions in a manner that may make consummation more difficult or unlikely.

Taxation of Non-U.S. Stockholders

General

        The rules governing the United States federal income taxation of the ownership and disposition of our common stock by Non-U.S. Stockholders are complex and this discussion does not purport to provide more than a summary of those rules. Prospective non-U.S. stockholders should consult with their own tax advisors to determine the impact of United States federal, state, and local income tax laws on an investment in shares of our common stock, including any reporting requirements, as well as the tax treatment of such an investment under the laws of non-U.S. jurisdictions.

        In general, Non-U.S. Stockholders will be subject to regular United States federal income taxation with respect to their investment in shares of our common stock in the same manner as a U.S. Stockholder if the investment is "effectively connected" with the conduct by such Non-U.S. Stockholder of a trade or business in the United States. A Non-U.S. Stockholder that is a corporation and that receives income with respect to its investment in shares of our common stock that is (or is treated as) "effectively connected" with the conduct of a trade or business in the United States may also be subject to the "branch profits tax" imposed under the Code, which is payable in addition to the regular federal corporate income tax. The branch profits tax is imposed at a rate of 30%, subject to reduction in some cases by applicable income tax treaties. The following discussion addresses only the federal income taxation of Non-U.S. Stockholders whose investment in shares of our common stock is not "effectively connected" with the conduct of a trade or business in the United States. Prospective investors whose investment in shares of our common stock may be "effectively connected" with the conduct of a United States trade or business should consult their own tax advisors as to the tax consequences of that investment.

        Distributions that are not attributable to gain from sales or exchanges of United States real property interests and that are not designated by us as capital gains dividends will, to the extent that they are made out of our current or accumulated earnings and profits or are otherwise treated as dividends, ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. A Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate will be required to satisfy certain certification and other requirements; a Non-U.S. Stockholder ordinarily will provide that certification on Form W-8BEN.

        Such distributions that we make in excess of our current and accumulated earnings and profits and that are not otherwise treated as dividends will not be taxable to a Non-U.S. Stockholder to the extent they do not exceed the adjusted basis of the Non-U.S. Stockholder's shares, but rather will reduce the adjusted basis of the shares (but not below zero). To the extent that the distributions exceed the adjusted basis of a Non-U.S. Stockholder's shares, they will give rise to tax liability if such Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of shares, as described below.

        A distribution in excess of our current and accumulated earnings and profits may be subject to withholding at the 30% rate (or at a lower rate prescribed by an applicable treaty) if at the time of the distribution it cannot be determined whether the distribution will be in an amount in excess of our current and accumulated earnings and profits. If it is subsequently determined that the distribution is, in fact, in excess of our current and accumulated earnings and profits and the distribution is not otherwise treated as a dividend, the Non-U.S. Stockholder may seek a refund from the IRS if the amount withheld exceeded the Non-U.S. Stockholder's federal income tax liability, if any, with respect to the distribution.

        For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of United States real property interests will be taxed to a Non-U.S. Stockholder as if the gain were effectively connected with the Non-U.S. Stockholder's conduct of a United States trade or business. Non-U.S. Stockholders would thus be taxed at the normal capital gain rates applicable to domestic stockholders, without regard as to whether such distributions are designated by us as capital gain dividends. Also, these distributions may be subject to a branch profits tax at a rate of up to 30% in the hands of a corporate Non-U.S. Stockholder. We are required to withhold 35% of any distribution to a Non-U.S. Stockholder that could be designated by us as a capital gain dividend. In addition, for purposes of this withholding rule, if we designate prior distributions as capital gain dividends, then subsequent distributions, up to the amount of the prior distributions, will be treated as capital gain dividends. The amount of any tax so withheld is creditable against the Non-U.S. Stockholder's federal income tax liability.

        Gain recognized by a Non-U.S. Stockholder upon a sale of our shares generally will not be subject to United States federal income taxation so long as, at all times during a specified testing period, less than 50% of the value of our stock is held directly or indirectly by Non-U.S. Stockholders. Because our common stock is publicly traded, no assurance can be given that we meet this test. Even if we do meet this test, gain from the sale or exchange of our shares of stock nonetheless will be subject to a 30% tax if the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States.

        If we do not meet the ownership test described in the preceding paragraph, whether gain arising from the sale or exchange by a Non-U.S. Stockholder of shares of our common stock would be subject to federal income taxation will depend on whether our shares are regularly traded (as defined in applicable Treasury Regulations) on an established securities market (such as the New York Stock Exchange, on which our common stock is listed) and on the size of the selling Non-U.S. Stockholder's interest in us. If the gain on the sale of our common stock were to be subject to federal income taxation, the Non-U.S. Stockholder would be subject to the same treatment as a domestic stockholder with respect to the gain (subject to the possible application of the branch profits tax in the case of a corporate Non-U.S. Stockholder), and the purchaser of the common stock would be required to withhold and remit to the IRS 10% of the purchase price.

Information Reporting and Backup Withholding

        Non-U.S. Stockholders are generally exempt from information reporting and backup withholding, but may be required to provide a properly completed Form W-8BEN or otherwise comply with the applicable certification and identification procedures in order to prove their exemption. Any amount paid as backup withholding will be creditable against the Non-U.S. Stockholder's federal income tax liability.

Other Tax Considerations

State, Local and Non-U.S. Taxes

        We and our stockholders may be subject to taxation in various state, local or non-U.S. jurisdictions, including those in which we or they transact business or reside. State, local and non-U.S. taxation may not conform to the federal income tax consequences discussed above. Consequently, prospective stockholders should consult with their own tax advisors regarding the effect of state, local and non-U.S. tax laws on any investment in our common stock.

Sunset of Tax Provisions

        Several aspects of the federal income tax law described above will apply for a limited period of time. These aspects include, among others, the treatment of qualified dividend income and certain of the current tax rates applicable to non-corporate stockholders described above. At certain points in the future, the current law will revert to the law as it was in effect prior to certain recent amendments. The impact of this reversion is not discussed herein. Consequently, prospective investors should consult their own tax advisors regarding the effect of the "sunset" of these provisions of federal income tax law on an investment in our common stock.

PLAN OF DISTRIBUTION

        This prospectus relates to the offering from time to time by Net Realty Holding Trust of up to an aggregate of 19,563,558 shares. We are registering the offer and sale of these shares by Net Realty Holding Trust on behalf of Net Realty Holding Trust. Sales of these shares may be effected by Net Realty Holding Trust from time to time in one or more types of transactions (which may include block transactions) on the New York Stock Exchange, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to these shares, through short sales of these shares, or a combination of these methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve underwriters, brokers or dealers.

        Net Realty Holding Trust may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from Net Realty Holding Trust and/or the purchasers of shares for whom the broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions. Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk. It is possible that Net Realty Holding Trust will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then market price. Net Realty Holding Trust cannot assure that all or any of the shares offered in this prospectus will be sold by Net Realty Holding Trust. Net Realty Holding Trust and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations under such acts.

        Net Realty Holding Trust, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter. To our knowledge, Net Realty Holding Trust has not entered into any agreement with a prospective underwriter and we cannot assure you that any such agreement will be entered into. If Net Realty Holding Trust enters into this type of an agreement or agreements, the relevant details will be set forth in a supplement or revisions to this prospectus.

        Net Realty Holding Trust and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules and regulations under such act, including, without limitation, Regulation M. These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, Net Realty Holding Trust or any other person. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to the securities for a specified period of time prior to the commencement of the distributions, subject to specified exceptions or exemptions. All of these limitations may affect the marketability of the shares.

        Net Realty Holding Trust also may sell all or a portion of their shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

        Under agreements entered into with us, Net Realty Holding Trust may be indemnified by us against certain civil liabilities, including liabilities under the Securities Act. Underwriter commissions, brokerage commissions and similar selling expenses, if any, attributable to the sale of these shares will be borne by Net Realty Holding Trust.

LEGAL MATTERS

        The validity of the securities offered by means of this prospectus will be passed upon for us by Venable LLP, Baltimore, Maryland.

        Certain federal income tax matters will be passed upon for us by Bingham McCutchen LLP, Boston, Massachusetts.

EXPERTS

        The consolidated financial statements of Heritage as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, the related financial statement schedule as of December 31, 2004, and the assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered accounting firm, and upon the authority of said firm as experts in accounting and auditing.

        No dealer, salesperson or other person is authorized to provide any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

19,563,558 Shares

Heritage Property Investment Trust, Inc.
Common Stock

Prospectus

            , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The estimated expenses in connection with the issuance and distribution of the securities being registered are:

SEC Registration Fee	$64,129
Legal Fees and Expenses	10,000
Accounting Fees and Expenses	5,000
Miscellaneous	20,871
Total	$100,000

Item 15. Indemnification of Directors and Officers.

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. Our charter contains such a provision, which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law.

        Our charter authorizes us, to the maximum extent permitted by Maryland law, to obligate Heritage to indemnify any present or former director or officer or any individual who, while a director or officer of Heritage and at the request of Heritage, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her status as a present or former director or officer of Heritage and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our Bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of Heritage and at the request of Heritage, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made a party to the proceeding by reason of his service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her status as a present or former director or officer of Heritage and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and Bylaws also permit Heritage to indemnify and advance expenses to any individual who served a predecessor of Heritage in any of the capacities described above and any employee or agent of Heritage or a predecessor of Heritage.

        Maryland law requires a corporation (unless its charter provides otherwise, which Heritage's charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreements of Heritage Property Investment Limited Partnership and Bradley Operating Limited Partnership, two partnerships in which we serve, directly or indirectly, as sole general partner.

Item 16. Exhibits

3.1	Articles of Amendment and Restatement (Third) of Heritage Property Investment Trust, Inc.(1)
3.2	Amended and Restated Bylaws of Heritage Property Investment Trust, Inc.(1)
4.1	Form of Common Stock Certificate of Heritage Property Investment Trust, Inc.(1)
4.2	Indenture, dated as of November 24, 1997, by and between Bradley Operating Limited Partnership and LaSalle Bank National Association relating to the Senior Debt Securities of Bradley Operating Limited Partnership(1)
4.3	[Intentionally omitted]
4.4	Supplemental Indenture No. 2, dated as of January 28, 1998, between Bradley Operating Limited Partnership and LaSalle Bank National Association(1)
4.5	Supplemental Indenture No. 3, dated as of March 10, 2000, between Bradley Operating Limited Partnership and LaSalle Bank National Association(1)
4.6	Supplemental Indenture No. 4, dated as of May , 2004, between Bradley Operating Limited Partnership and LaSalle Bank National Association(8)
4.7	Indenture, dated as of April 1, 2004, by and between Heritage Property Investment Trust, Inc., Heritage Property Investment Limited Partnership, Bradley Operating Limited Partnership and LaSalle Bank National Association relating to 5.125% Notes due 2014 of Heritage Property Investment Trust, Inc.(8)
4.8	Form of 5.125% Note due 2014 (Included in Exhibit 4.7)(8)
4.9	Guarantee of 5.125% Notes due 2014, dated as of April 1, 2004, by Heritage Property Investment Limited Partnership(8)
4.10	Guarantee of 5.125% Notes due 2014, dated as of April 1, 2004, by Bradley Operating Limited Partnership(8)
4.11	Registration Rights Agreement, dated as of April 1, 2004, by and between Heritage Property Investment Trust, Inc., Heritage Property Investment Limited Partnership, Bradley Operating Limited Partnership and the Initial Purchasers relating to 5.125% Notes due 2014 and Guarantees of 5.125% Notes due 2014(8)
4.12	Indenture, dated as of October 15, 2004, by and between Heritage Property Investment Trust, Inc,, Heritage Property Investment Limited Partnership, Bradley Operating Limited Partnership and LaSalle Bank National Association relating to 4.50% Notes due 2009 of Heritage Property Investment Trust, Inc.(10)
4.13	Form of 4.50% Note due 2009 (Included in Exhibit 4.12)
4.14	Guarantee of 4.50% Notes due 2009, dated as of October 15, 2004, by Heritage Property Investment Limited Partnership(10)

4.15	Guarantee of 4.50% Notes due 2009, dated as of October 15, 2004, by Bradley Operating Limited Partnership(10)
4.16	Registration Rights Agreement, dated as of October 15, 2004, by and between Heritage Property Investment Trust, Inc., Heritage Property Investment Limited Partnership, Bradley Operating Limited Partnership and the Initial Purchasers relating to 4.50% Notes due 2009 and Guarantees of 4.50% Notes due 2009(10)
5.1	Opinion of Venable LLP, regarding legality
8.1	Opinion of Bingham McCutchen LLP, regarding tax matters
10.1	Amended and Restated Limited Partnership Agreement of Heritage Property Investment Limited Partnership, dated as of April 29, 2003(1)
10.2	Second Amended and Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership dated as of September 2, 1997(1)
10.3	[Intentionally omitted]
10.4	[Intentionally omitted]
10.5	[Intentionally omitted]
10.6	Amendment, dated as of September 18, 2000, to Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership(1)
10.7	Amendment, dated as of April 29, 2002, to Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership(1)
10.8	Amendment, dated as of May 17, 2002, to Second Restated Agreement of Limited Partnership of Bradley Operating Limited Partnership(2)
10.9	Amended and Restated 2000 Equity Incentive Plan, as amended(7)
10.10	Form of restricted stock and stock option agreements(1)
10.11	Supplemental Executive Retirement Plan(1)
10.12	Credit Agreement, dated as of March 29, 2005 by and among Heritage Property Investment Trust, Inc., Wachovia Capital Markets, LLC, as Arranger, Wachovia Bank, National Association, as Agent, each of Deutsche Bank Trust Company Americas and Key Bank National Association, as Syndication Agents, each of Bank of America, National Association and Commerzbank Aktiengesellschaft, New York Branch, as Documentation Agents, and each of the financial institutions initially a signatory to the Credit Agreement(11)
10.13	Loan Agreement, dated as of September 18, 2000, between Heritage SPE LLC and Prudential Mortgage Capital Company, LLC(1)
10.14	Promissory Note, dated as of December 14, 1999, by and among Heritage Property Investment Limited Partnership, NH Heritage Limited Partnership and Metropolitan Life Insurance Company, as amended(1)
10.15	Promissory Note, dated as of September 13, 2000, by Heritage Property Investment Limited Partnership in favor of The Variable Annuity Life Insurance Company(1)
10.16	Employment Agreement with Thomas C. Prendergast, President and Chief Executive Officer, as amended by the First Amendment, dated as of April 3, 2000(1)
10.17	Amendment, dated July 24, 2002, to Employment Agreement with Thomas C. Prendergast(3)
10.18	Change in Control/Severance Agreements with Bruce Anderson, Vice President, Acquisitions, Stephen Faberman, Vice President, Corporate Counsel, David Gaw, Senior Vice President, Chief Financial Officer, Patrick O'Sullivan, Vice President, Finance and Accounting, Robert Prendergast, Senior Vice President, Chief Operating Officer, Barry Rodenstein, Vice President, Leasing, David Sweetser, Vice President, Property Management, Construction and Business Development, and Louis Zicht, Vice President, General Counsel(9)
10.19	PIMS Indemnification Letter, dated as of July 9, 1999, by and between Heritage Property Investment Trust, Inc. and Prudential Investment Management Services, LLC(1)
10.20	Separation Agreement dated as of June 16, 2003, between Heritage Property Investment Trust, Inc. and Gary Widett, former Senior Vice President and Chief Operating Officer (4)

10.21	Second Amended and Restated Stockholders Agreement, by and among Heritage Property Investment Trust, Inc., Net Realty Holding Trust and The Prudential Insurance Company of America(5)
10.22	Registration Rights, Lock-Up and Redemption Agreement, dated as of May 17, 2002, by and among Heritage Property Investment Trust, Inc., Bradley Operating Limited Partnership and the holders named therein(6)
10.23	Separation Agreement dated as of April 28, 2004, between Heritage Property Investment Trust, Inc. and Mary Kate Herron, former Vice President, Lease Management(9)
23.1	Consent of KPMG LLP
23.2	Consent of Venable LLP (included in Exhibit 5.1)
23.3	Consent of Bingham McCutchen LLP (included in Exhibit 8.1)
24.1	Power of Attorney (included on signature pages)

(1)
Incorporated by reference to the Registrant's Registration Statement on Form S-11 (File No. 333-69118).

(2)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2002.

(3)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2002.

(4)
Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2003.

(5)
Incorporated by reference to the Registrant's Registration Statement on Form S-3 (File No. 333-109538)

(6)
Incorporated by reference to the Registrant's Registration Statement on Form S-3 (File No. 333-109537)

(7)
Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2003.

(8)
Incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-116298)

(9)
Incorporated by reference to the Registrant's Current Report on Form 8-K dated October 12, 2004

(10)
Incorporated by reference to the Registrant's Registration Statement on Form S-4 (File No. 333-121578)

(11)
Incorporated by reference to the Registrant's Current Report on Form 8-K dated March 29, 2005

Item 17. Undertakings.

  (A)
  The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

            (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that subparagraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (B)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (C)  The undersigned registrant hereby further undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act, and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

        (D)  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

HERITAGE PROPERTY INVESTMENT TRUST, INC.
	By:	/s/ THOMAS C. PRENDERGAST Thomas C. Prendergast President and Chief Executive Officer
Dated: April 12, 2005

        Each person whose signature appears below appoints Thomas C. Prendergast, David G. Gaw and Stephen H. Faberman, and all or any of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statement thereto pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ THOMAS C. PRENDERGAST Thomas C. Prendergast	President and Chief Executive Officer, Director (principal executive officer)	April 12, 2005
/s/ DAVID G. GAW David G. Gaw	Senior Vice President, Chief Financial Officer and Treasurer (principal financial officer)	April 12, 2005
/s/ PATRICK H. O'SULLIVAN Patrick H. O'Sullivan	Vice President of Finance and Assistant Treasurer (principal accounting officer)	April 12, 2005
/s/ JOSEPH L. BARRY Joseph L. Barry	Director	April 12, 2005

/s/ BERNARD CAMMARATA Bernard Cammarata	Director	April 12, 2005
/s/ RICHARD C. GARRISON Richard C. Garrison	Director	April 12, 2005
/s/ MICHAEL J. JOYCE Michael J. Joyce	Director	April 12, 2005
/s/ DAVID W. LAUGHTON David W. Laughton	Director	April 12, 2005
/s/ KEVIN C. PHELAN Kevin C. Phelan	Director	April 12, 2005
/s/ KENNETH K. QUIGLEY, JR. Kenneth K. Quigley, Jr.	Director	April 12, 2005
/s/ RICH REARDON Rich Reardon	Director	April 12, 2005
/s/ WILLIAM M. VAUGHN William M. Vaughn, III	Director	April 12, 2005
/s/ ROBERT J. WATSON Robert J. Watson	Director	April 12, 2005